Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
This message is being sent to all Annual Bonus Plan participants.
At the Jan. 18 Management Briefing, George Paz encouraged you to submit questions about our proposed acquisition of Caremark. This update includes answers to some of the questions we’ve received. Please watch for an update next week with answers to more of your questions.
This information is for internal use only. If you have questions about our proposed acquisition of Caremark, please send them to Corporate Communications.
Timing of Our Proposal
Q: Why did we wait until the proposed CVS/Caremark merger was already in the works before we made a proposal to acquire Caremark?
A: Before CVS/Caremark made their announcement on Nov. 1, 2006, we were unaware that Caremark was for sale. When we saw that Caremark was for sale at little or no premium, we recognized that we could generate significantly more value for the Caremark shareholders, our shareholders, and our clients and patients. We took time to analyze our assessment, and six weeks later we made a superior proposal to acquire Caremark.
Trading Stock Options
Q: Do the prohibitions about buying or selling Express Scripts stock also apply to our stock options?
A: Yes, the restrictions outlined in yesterday’s communication do apply to options unless you perform an exercise-and-hold transaction (you buy the shares but do not sell them). An exercise-and-hold is generally only done when an option grant is close to its expiration date.
Duration of the Trading Restrictions
Q: How long will the trading restrictions be in place?
A: We don’t know how long the restrictions will be in place. We can’t predict precisely how things will proceed, but depending on the circumstances, the trading restrictions could be lifted for at least some of you before the closing of the proposed acquisition. Our trading policy does provide for a waiver from these types of restrictions, but such waivers are generally only granted in cases of significant and unanticipated financial hardship, and even then, only if it has been determined that you do not possess material, nonpublic information. We will let you know if our policy changes.
If you are unsure whether the restriction applies to you, or if you have any other questions, please contact Marty Akins, assistant general counsel, at ext. 36.7265, or makins@express-scripts.com.
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IMPORTANT INFORMATION
Express Scripts has filed a preliminary proxy statement in connection with Caremark’s special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that preliminary proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark’s annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission (“SEC”) free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com.
In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they becomes available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction or regarding Caremark’s special meeting to approve the proposed merger with CVS. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark’s annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.

© 2007 Express Scripts, Inc. All Rights Reserved. 07-04919

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